PETER G. SMITH

PHONE 212-715-9401

FAX 212-715-8000

PSMITH@KRAMERLEVIN.COM

February 3, 2017

VIA EDGAR

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Re:	Calamos Asset Management, Inc.
Schedule 13E-3
Filed January 18, 2017 by Calamos Partners LLC, et al.
File No. 005-80145
Schedule TO-T
Filed January 18, 2017 by Calamos Partners LLC, et al.
File No. 000-80145

Dear Mr. Panos:

Reference is made to the letter dated January 26, 2017 (the “Comment Letter”) addressed to Mr. John S. Koudounis, setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO (the “Schedule TO”) by CPCM Acquisition, Inc., Calamos Partners LLC, John P. Calamos, Sr. and Mr. Koudounis (collectively, the “Filing Persons”) with the Securities and Exchange Commission.

This letter sets forth the responses of the Filing Persons to the Staff’s comments. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety, with the response to each comment set forth immediately under that comment. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter. Please note that the Company has included in Amendment No. 2 to the Schedule TO, which is being filed via EDGAR simultaneously with this letter, the revisions described below, as applicable.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

Securities and Exchange Commission

February 3, 2017

1.	Rule 13e-3(e)(1)(ii) specifies that the information required by Item 9 of Schedule 13E-3 must be included within the forepart of the “disclosure document.” The disclosure prompted by Item 9 of Schedule 13E-3 and corresponding Item 1015(c) of Regulation M-A, however, only exists within Schedule 13E-3 and not the “disclosure document.” Please revise to comply fully with Rule 13e-3(e)(1)(ii), or advise.

In response to the Staff’s comment, the Schedule TO has been revised to include the statement required by Item 1015(c) of Regulation M-A in the “Special Factors” section in the front of the disclosure document in accordance with Rule 13e-3(e)(1)(ii).

Item 5: Past Contracts, Transactions, Negotiations and Agreements

2.	General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not any agreements involving any of the securities of Calamos Asset Management exist within the meaning of and as described in Item 1005(e) of Regulation M-A. Please revise the disclosure under Item 5 or advise us why no disclosure appears to have been provided.

In response to the Staff’s comment, the Filing Persons respectfully note that disclosure regarding agreements involving the securities of Calamos Asset Management was included in the Offer to Purchase under “Special Factors—Section 9—Transactions and Arrangements Concerning the Shares.” The Schedule TO has been revised to include an additional specific cross-reference to this section under Item 5.

Item 7: Purposes, Alternatives, Reasons and Effects

3.	Advise us, with a view toward revised disclosure, why strategic alternatives other than maintain the status quo appear not to have been described as well as the reasons for their rejection. Refer to Item 1013(b) of Regulation M-A.

In response to the Staff’s comment, the Schedule TO has been revised.

4.	Revise to indicate explicitly, if true, that the bidders will become the direct beneficiaries of the cost savings associated with Calamos’ no longer having to comply with the federal securities laws. Please quantify the estimated annual compliance cost savings, to the extent practicable, and state that such savings will be realized on an annual, recurring basis. Refer to Instruction 2 to Item 1013(d) of Regulation M-A.

In response to the Staff’s comment, the Schedule TO has been revised.

5.	It appears as though Calamos has suffered net operating losses in each of the last two years. Please specify the constituency, if any, expected to become the beneficiary of Calamos’ future use of any net operating loss carryforwards. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

Securities and Exchange Commission

February 3, 2017

In response to the Staff’s comment, the Schedule TO has been revised.

Item 8: Fairness of the Transaction

6.	General Instruction E to Schedule 13E-3 requires an affirmative statement as to whether or not the transaction was structured so that approval of at least a majority of unaffiliated security holders is required. Please revise or advise. Refer also to Item 1014(c) of Regulation M-A.

In response to the Staff’s comment, the Schedule TO has been revised.

Item 13. Financial Statements

7.	Advise us, with a view toward revised disclosure, how the bidders complied with Item 1010(c)(2) to Item 1010(c)(4). This disclosure is required pursuant to Instruction 1 to Item 13 of Schedule 13E-3 to the extent the information required by Item 1010(a) is being incorporated by reference and not delivered to security holders. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comment, the Filing Persons respectfully reference the disclosure provided on pages 41-42 under Section 8 – “Certain Information Concerning the Company”, which includes the ratio of earnings to fixed charges disclosure as well as the earnings per share disclosure (basic and diluted). The Filing Persons note that as there were no discontinued operations in the periods presented, the earnings per share disclosure provided was viewed as being in compliance with the disclosure requirements of Item 1010(c). In addition, the Filing Persons note that no Item 1010(c) summary pro forma information was furnished because such summary pro forma information was not considered material as provided in Item 1010(b).

Schedule TO-T

Item 10. Financial Statements

8.	The disclosure indicates that the transaction is not subject to a financing condition. This representation is then qualified, however, by the statement that “the Offeror will not be required to consummate the Offer and the Merger unless either the financing commitment available to Parent has been extended or substituted or the failure to obtain such extension or substitution is the result of a breach by Parent or the Offeror under the Merger Agreement.” Advise us, with a view toward revised disclosure, why this qualification does not contradict the representation that the transaction is not subject to a financing condition.

In response to the Staff’s comment, the Schedule TO has been revised.

The Filing Persons note that, as now being disclosed in the Offer to Purchase under “The Offer-Section 13-Certain Legal Matters; Regulatory Approvals,” the Delaware court has denied the request for expedited proceedings in the pending litigation regarding the Offer. Thus, assuming all conditions to the Offer are satisfied, the Filing Persons fully expect to consummate the Offer prior to March 31, 2017, when the Offer is not subject to any financing condition. The Filing Persons respectfully submit, therefore, that for all intents and purposes, the conditions in the Instruction to Item 10 of Schedule TO regarding a determination of the immateriality of an offeror’s financial condition are satisfied.

Securities and Exchange Commission

February 3, 2017

Exhibit 99(a)(1)(i) | Offer to Purchase

9.	Under the heading titled, “Important,” refer to the statement in bold typeface that explains in relevant part that “[if] the Offeror cannot comply with the state statute, the Offeror will not make the Offer to, nor will the Offeror accept tenders from or on behalf of, the holders of Shares in that state.” Please revise this statement to remove the implication that the bidders intend to violate Rule 14d-10(a)(1) under the circumstances described in the balance of the disclosure in that paragraph. While Rule 14d-10, by its terms, does not compel the bidders to make the tender offer in all foreign and domestic jurisdictions, it prohibits, with little exception, the exclusion of security holders in the class from being able to participate in the tender offer. In addition, please make conforming changes elsewhere in the document.

In response to the Staff’s comment, the Schedule TO has been revised.

Determination of Validity, page 35

10.	The bidders represent that all questions as to the form, eligibility and validity of a withdrawal notice will be determined in its sole discretion and “final and binding.” Revise to remove the implication that security holders may not challenge the bidders’ determinations in a court of competent jurisdiction. In addition, please make conforming changes to the disclosure throughout the Offer to Purchase to any extent needed.

In response to the Staff’s comment, the Schedule TO has been revised.

Conditions of the Offer, page 46

11.	The disclosure indicates the conditions may be asserted or waived at any time and the failure by Parent or Offeror to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

In response to the Staff’s comment, the Schedule TO has been revised.

*        *        *

Securities and Exchange Commission

February 3, 2017

If you have any questions or comments regarding the responses of the Filing Persons to the Staff’s Comment Letter, please do not hesitate to contact me at (212) 715-9401.

Sincerely,

/s/ Peter G. Smith

Peter G. Smith

cc:	John P. Calamos, Sr.
John S. Koudounis